EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

(a)	Subsidiary (wholly-owned)
Torotel Products, Inc. (a Missouri corporation)

(b)	Subsidiary (wholly-owned)
Electronika, Inc. (a Nevada corporation)

(c)	Subsidiary (wholly-owned by Electronika, Inc.)
Electronika-Kansas, Inc. (a Kansas corporation)